FORM 4 - September 30, 1998

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Estimated average burden hours per response 0.5

1. Name and Address of Reporting Person*
   Warburg, Pincus Ventures, L.P.
   466 Lexington Avenue
   New Yor, New York  10017

2. Issuer Name and Ticker or Trading Symbol
   Coventry Corporation, CVTY

3. IRS or Social Security Number of Reporting (Voluntary)

4. Statement for Month/Year
   April 1998

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [x] Director
   [_] Officer (give title below)
   [x] 10% Owner
   [x] Other (specify below)
          Trustee

7. Individual or Joint/Group Filing (Check Applicable Line)
   [_] Form filed by One Reporting Person
   [x] Form filed by More than One Reporting Person



                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------- ---------- ----------- ----------------------------- ---------------- ------------ -----------------
1. Title of Security            2. Trans-  3. Trans-   4. Securities Acquired (A)    5. Amount of     6. Owner-    7. Nature
   (Instr. 3)                      action     action      or Disposed of (D)            Securities       ship         of In-
                                   Date       Code        (Instr. 3, 4 and 5)           Beneficially     Form:        direct
                                              (Instr. 8)                                Owned at         Direct       Bene-
                                                                                        End of           (D) or       ficial
                                   (Month/                                              Month            Indirect     Owner-
                                   Day/                                                 (Instr. 3        (I)          ship
                                   Year)                                                and 4)           (Instr.      (Instr. 4)
                                                                                                         4)
                                           ------- --- -------- --------- ----------
                                                                    (A)
                                            Code   V   Amount      or       Price
                                                                   (D)
------------------------------- ---------- ------- --- -------- --------- ----------- --------------- ------------ -----------------
Common Stock, par value $0.01   4/1/98      J(2)       778,000(3)  D         (2)            0            I(1)      By Warburg,
per share                                                                                                          Pincus Ventures,
                                                                                                                   L.P. and the
                                                                                                                  Voting Trust (1)



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. Page 1 of 5 *If the form is filed by more than one reporting person, see Instruction 4(b)(v). SEC 1474 (7-96)

 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security          2. Conver-      3.   Trans-      4.   Transac-       5.   Number of Deriv-
     (Instr. 3)                               sion or           action           tion Code           ative Securities Ac-
                                              Exercise          Date             (Instr. 8)          quired (A) or Dis-
                                              Price of          (Month/                               posed of (D)
                                              Derivative        Day/                                  (Instr. 3, 4, and 5)
                                              Security          Year)







                                                                            ------------------------------------------------------





Convertible Exchangeable Note                   $10.00          4/1/98         J(2)                                  3,749,400

Convertible Exchangeable Note .....................................................................................................



Warrants to Purchase Common Stock              $10.625         4/1/98                                 None           1,343,822



Warrants to Purchase Common Stock              $10.625         4/1/98                                 None            773,825


                                                                    [CONTINUED FROM ABOVE]


6.   Date Exer-              7.   Title and Amount of Under-              8.   Price        9.   Number      10. Owner-    11.Na-
     cisable and Ex-              lying Securities                             of                of Deriv-       ship         ture
     piration Date                (Instr. 3 and 4)                             Deriv-            ative           Form         of In-
    (Month/Day/Year)                                                           ative             Secur-          of De-       direct
                                                                               Secur-            ities           rivative     Bene-
                                                                               ity               Bene-           Secu-        ficial
                                                                               (Instr.           ficially        rity:        Own-
                                                                               5)                Owned           Direct       ership
                                                                                                 at              (D) or      (Instr.
                                                                                                 End             Indi-        4)
                                                                                                 of              rect (I)
                                                                                                 Month           (Instr. 4)
                                                                                                 (Instr. 4)
--------------------------------------------------------------------------
                 Expera-
  Exer-           tion              Title            Number of
  cisable         Date                               Shares


              December 1,                                                      (2)                               I(1)     By
                  2004                                                                                                     Warburg,
                                                                                                                           Pincus
                                                                                                                           Ventures,
                                                                                                                           L.P. and
                                                                                                                           Voting
                                                                                                                           Trust (1)



June 30, 1997  June 30,   Common Stock                1,343,822                (2)               0                       By Warburg,
                2004                                                                                                     Pincus
                                                                                                                         Ventures,
                                                                                                                         L.P. and
                                                                                                                         Voting
                                                                                                                         Trust (1)

May 9, 1997   May 9,     Common Stock                 773,825                 (2)               0              I(1)     By Warburg
               2004                                                                                                         Pincus
                                                                                                                        Ventures,
                                                                                                                        L.P. and
                                                                                                                        Voting Trust
                                                                                                                                 (1)






Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure. SEC 1474 (7-96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

Explanation of Responses:
________________________

(1) At two separate closings which took place on May 9, 1997 and June 30, 1997, respectively, Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("Ventures"), purchased 8.3% Convertible Exchangeable Senior Subordinated Notes (the "Notes") of Coventry Corporation (the "Company") in the aggregate principal amount of $36,000,000 and Warrants ("Warrants") to purchase 2,117,647 shares of common stock of the Company, par value $.01 per share (the "Common Stock") (the Notes and the Warrants are referred to herein collectively as the "Securities"). The Securities were issued pursuant to an Amended and Restated Securities Purchase Agreement, dated as of April 2, 1997, by and among the Company, Ventures and Franklin Capital Associates III L.P. (the "Purchase Agreement"). Pursuant to a Voting Trust Agreement, dated April 15, 1997, among Patrick T. Hackett, Joel Ackerman and Jonathan S. Leff, as Trustees (collectively, the "Trustees") and Ventures (as supplemented as of November 12, 1997, the "Voting Trust"), Ventures vested the power to vote all of the shares of Common Stock and all of the shares of Series A Preferred Stock which Ventures may acquire upon conversion, exchange or exercise of the Securities irrevocably in the Voting Trust until April 15, 2007; provided, however, that Ventures may terminate the Voting Trust upon written notice to the Trustees if Ventures is deemed to own beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) less than ten percent (10%) of the then outstanding shares of Common Stock. By reason of the provisions of Rule 16a-1 of the Exchange Act, the Voting Trust and the Trustees may be deemed to be the beneficial owner of the Securities held by Ventures, although the Voting Trust and each of the Trustees disclaim beneficial ownership of such Securities.

        Additionally, the sole general partner of Ventures is Warburg, Pincus & Co., a New York general partnership ("WP"). Lionel I. Pincus is the managing partner of WP and he may be deemed to control it. E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"), many of whose members are also general partners of WP, manages Ventures. WP has a 15% interest in the profits of Ventures as the general partner and also owns approximately 1.2% of the limited partnership interests in Ventures. By reason of the provisions of Rule 16a-1 of the Exchange Act, WP and EMW may be deemed to be the beneficial owner of the Securities held by Ventures, although both WP and EMW disclaim beneficial ownership of such Securities except to the extent of any indirect pecuniary interest therein. Mr. Hackett and Mr. Moorhead, directors of the Company, are general partners of WP and members of EMW. As such, each of Mr. Hackett and Mr. Moorhead may be deemed to have an indirect pecuniary interest (within Rule 16a-1 of the Exchange
    Act) in an indeterminate portion of the Securities beneficially owned by Ventures, EMW, WP and the Voting Trust. Each of Mr. Hackett and Mr. Moorhead disclaims beneficial ownership of such securities except to the extent of any indirect pecuniary interest therein. In addition, Mr. Hackett, Mr. Ackerman and Mr. Leff are each Trustees under the Voting Trust. As such, Mr. Hackett, Mr. Ackerman and Mr. Leff each may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Exchange Act) in an indeterminate portion of the Securities beneficially owned by Ventures, EMW, WP and the Voting Trust. Mr. Hackett, Mr. Ackerman and Mr. Leff each disclaim beneficial ownership of such Securities except to the extent of any indirect pecuniary interest therein.

(2) Pursuant to the terms of a Capital Contribution and Share Exchange Agreement entered into by and among Coventry Corporation (the "Company"), Coventry Health Care, Inc. ("Coventry Health Care"), Principal Mutual Life Insurance Company, Principal Holding Company and Principal Health Care, Inc., on April 1, 1998 Coventry Merger Corporation, a corporation wholly owned by Coventry Health Care ("Merger Sub"), was merged with and into the Company, with the Company surviving the Merger (the "Merger"). As a result of the Merger, each outstanding share of Common Stock of the Company was converted into the right to receive one share of Common Stock of Coventry Health Care and each outstanding Convertible Exchangeable Note and Warrant was converted into a Convertible Exchangeable Note and Warrant, respectively, of Coventry Health Care.

(3) Includes 5,000 shares of Common Stock owned individually and directly by Patrick T. Hackett.

1.    Name:       Rodman W. Moorhead, III (Director)
      Address:    466 Lexington Avenue
                  New York, New York  10017

2.    Name:       Patrick T. Hackett (Director and Trustee)
      Address:    466 Lexington Avenue
                  New York, New York  10017

3.    Name:       Joel Ackerman (Trustee)
      Address:    466 Lexington Avenue
                  New York, New York  10017

4.    Name:       Jonathan S. Leff (Trustee)
      Address:    466 Lexington Avenue
                  New York, New York  10017

5.    Name:       Warburg, Pincus & Co. (General Partner)
      Address:    466 Lexington Avenue
                  New York, New York  10017

6.    Name:       E.M. Warburg, Pincus & Co., LLC (Manager of WPV)
      Address:    466 Lexington Avenue
                  New York, New York  10017

Designated Filer:         Warburg, Pincus Ventures, L.P.
Issuer  & Ticker Symbol:        Coventry Corporation (CVTY)
Period Covered By Form:   March 1998

                    WARBURG, PINCUS VENTURES, L.P.
                    By:  Warburg, Pincus & Co., General Partner

                    By:   /s/ Stephen Distler               May 5, 1998
                        -----------------------             -----------
                        Stephen Distler                     Date
                        Partner


                    WARBURG, PINCUS & CO.

                    By:   /s/ Stephen Distler               May 5, 1998
                       ------------------------             -----------
                           Stephen Distler                  Date
                           Partner


                    E.M. WARBURG, PINCUS & CO., LLC

                    By:  /s/ Stephen Distler                May 5, 1998
                       ------------------------             -----------
                           Stephen Distler                  Date
                           Member


                    Director

                    /s/ Rodman W. Moorhead, III             May 5, 1998
                    ---------------------------             -----------
                    Rodman W. Moorhead, III                 Date


                    Trustee & Director

                    /s/ Patrick T. Hackett                  May 5, 1998
                    ---------------------------             -----------
                      Patrick T. Hackett                    Date


                    Trustee

                    /s/ Joel Ackerman                       May 5, 1998
                    ---------------------------             -----------
                    Joel Ackerman                           Date


                    Trustee

                    /s/ Jonathan S. Leff                    May 5, 1998
                    ---------------------------             -----------
                    Jonathan S. Leff                        Date




                                 Page of 5 of 5